SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2022

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: 2022FY Q3 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Maloy Kumar Gupta
Name:	Maloy Kumar Gupta
Title:	Company Secretary

Dated: February 3, 2022

Jaguar Land Rover Automotive plc Interim Report
For the three and nine-month period ended
31 December 2021
Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

Note 3 on page 14 defines a series of alternative performance measures some of which are stated below, along with certain abbreviations.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q3 FY22	3 months ended 31 December 2021

Q3 FY21	3 months ended 31 December 2020

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover reported positive Earnings Before Interest and Tax (EBIT) and free cashflow in Q3 as supply and wholesale volumes improved. While production and sales remain significantly constrained by semiconductor shortages, the Company continues to see strong demand for its products with global retail orders at record levels.

Key metrics for Q3 FY22 results, compared to Q3 FY21, are as follows:

•	Retail sales of 80,126 vehicles, down 37.6% with all regions and models lower

•	Wholesales (excl. China JV) were 69,182 vehicles, down 32.6% in line with recent guidance

•	Revenue of £4.7 billion, down 21.2%, primarily reflecting the lower wholesales

•	Pre-tax loss of £(9) million compared to PBT of £439 million in Q3 last year

•	Adjusted EBITDA margin of 12.0% (15.8% Q3 FY21) and an Adjusted EBIT margin of 1.4% (6.7% Q3 FY21)

•	Loss after tax (PAT) of £(67) million (incl. £(58) million tax charge), compared to PAT of £351 million in Q3 last year

•	Free cash flow was £164 million compared to £562 million free cash flow in the same quarter a year ago, as a result of lower production and wholesale volumes

•	Total available liquidity of £6.5 billion, including £4.5 billion of total cash and a £2.0 billion undrawn revolving credit facility

Market environment and business developments

•	Passenger car industry volumes continue to be constrained in most markets as a result of the continuing supply shortage of semiconductors

•

Jaguar Land Rover semiconductor supply started to improve in Q3 FY22 reflecting chip production impacted by COVID-19 related lockdowns or other specific events coming back online alongside proactive engagement with suppliers and chip manufacturers to secure supply

•	Semiconductor shortages are likely to continue throughout 2022 though a gradual improvement in supply is expected

•

Jaguar Land Rover is engaging in strategic discussions with top tier 1 component suppliers and chip producers to secure long term supply agreements for future product programmes to minimise future supply risks.

•	The global economic recovery from COVID-19 continues, though the risk of new variants and regional outbreaks (including government actions to contain them) remains a risk

•	Inflationary pressures are rising across commodities, power, freight and wages which will bring some pressure onto our input costs

•	Geopolitical tensions are rising in several regions around the world

•	The New Range Rover was revealed in October 2021 and sales will start from Q4 FY22

•	Jaguar Land Rover expects the EBIT margin and free cash flow to be positive in the fourth quarter of FY22

Indicative automotive industry car volumes (units)

Region	Q3 FY22	Q3 FY21	Year on year
China	5,904,162	7,114,957	(17.0)%
Europe (excl. UK)	2,963,605	3,801,733	(22.0)%
UK	412,004	472,166	(12.7)%
North America	3,660,475	4,354,799	(15.9)%

The total industry car volume data above has been compiled using relevant data available shortly before publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q3 FY22 sales volumes performance

Total retail sales (including the China JV) were 80,126 units, down 37.6% year-on-year, reflecting the semiconductor shortage and impact on retailer inventories. Retails were lower year-on year in all regions: North America (-43.5%), China (-27.3%), Europe (-35.8%), UK (-48.5%), and Overseas region (-35.2%). Retail sales of all models were lower year-on-year. Electrified vehicles made up 69.4% of our retail sales in Q3 FY22 (52.6% Q3 FY21), comprising 3.2% BEV’s, 10.3% PHEV’s and 56% MHEV’s.

Wholesales (excluding the China JV) totalled 69,182, 32.6% lower year-on-year, in line with expectations due to the continued supply shortage of semiconductors. As with retails, wholesales were lower year-on-year in all regions and for all models.

Jaguar Land Rover’s Q3 FY22 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q3 FY22	Q3 FY21	Change (%)
UK	10,847	21,065	(48.5%)
North America	18,810	33,270	(43.5%)
Europe	15,949	24,832	(35.8%)
China[1]	23,735	32,668	(27.3%)
Overseas	10,785	16,634	(35.2%)

Total JLR[1]	80,126	128,469	(37.6%)

F-PACE	3,459	5,914	(41.5%)
I-PACE	2,558	7,807	(67.2%)
E-PACE[1]	2,873	5,406	(46.9%)
F-TYPE	727	1,444	(49.7%)
XE1	2,014	4,594	(56.2%)
XF1	2,774	2,807	(1.2%)
XJ2	2	100	(98.0%)

Jaguar[1]	14,407	28,072	(48.7%)

Discovery Sport[1]	10,596	18,862	(43.8%)
Discovery	2,980	4,831	(38.3%)
Range Rover Evoque[1]	13,099	18,824	(30.4%)
Range Rover Velar	5,056	10,717	(52.8%)
Range Rover Sport	10,875	18,492	(41.2%)
Range Rover	10,861	12,385	(12.3%)
Defender	12,252	16,286	(24.8%)

Land Rover	65,719	100,397	(34.5%)

Total JLR	80,126	128,469	(37.6%)

[1]	Includes China JV retail volume in Q3 FY22 of 13,700 units, down 25% year-on-year
[2]	No longer manufactured

Q3 FY22 revenue and profits

For the quarter ended 31 December 2021, revenue was £4.7 billion, down 21.2% year-on-year, primarily explained by the 32.6% decline in wholesales (excluding the China JV) as a result of the continued supply shortage of semiconductors constraining production, although partly offset by stronger model mix and pricing.

The pre-tax loss was £(9) million in Q3 FY22, compared to PBT of £439 million in Q3 FY21. The year-on-year decline primarily reflects the following factors:

£ million
• Lower wholesales offset by mix improvements	(270)
• Improved pricing and lower incentive spending	139
• Lower marketing and selling expenses	37
• Increased engineering expense	(92)
• Warranty cost increases driven by pre-2018MY campaigns	(66)
• Revaluation of foreign currency balances and commodity hedges	(132)

The Adjusted EBITDA margin was 12.0% and the Adjusted EBIT margin was 1.4% in the quarter, compared to an Adjusted EBITDA margin of 15.8% and an Adjusted EBIT margin of 6.7% in Q3 FY21.

In the third quarter, the loss after tax (PAT) was £(67) million (incl. £(58) million tax charge) compared to PAT of £351 million (incl. £(88) million tax charge) in Q3 FY21.

Year to date FY22 revenue and profits

Revenue was £13.6 billion in FY22 year to date compared to £13.2 billion for the same period last year with a loss before tax of £(421) million compared to a profit before tax of £91 million in FY21 year to date. The Adjusted EBITDA margin in YTD FY22 was 9.6%, slightly lower than the 11.6% in YTD FY21. The Adjusted EBIT margin in YTD FY22 was (1.2)%, lower than the 0.2% in YTD FY21. The loss after tax in YTD FY22 was £(734) million (including a £(313) million tax charge) compared to a loss after tax of £180 million in YTD FY21 (including a £(271) million tax charge).

Cash flow, liquidity and capital resources

The free cash flow in Q3 FY22 was positive £164 million after £(512) million of product and investment spending and £(67) million of working capital outflows. Of the £(512) million total product and investment spending this quarter £301 million was capitalised and £211 million of research and development costs were expensed through the income statement.

Total cash and cash equivalents, deposits and investments at 31 December 2021 were £4.5 billion (comprising £4.3 billion of cash and cash equivalents and £0.2 billion of short-term deposits and other investments). The cash and financial deposits include an amount of £358 million held in subsidiaries of Jaguar Land Rover Automotive plc outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 31 December 2021, the Company also had an undrawn revolving credit facility of £2.0 billion, maturing in July 2022, which combined with total cash of £4.5 billion resulted in total available liquidity of £6.5 billion. A forward start revolving credit facility of £1.5  billion has been signed to replace the present revolving credit facility from when that facility matures, to March 2024.

Debt

In December 2021, the Group entered into and drew down in full a £625 million amortising loan facility 80% backed by a guarantee from UK Export Finance (‘UKEF’). The following table shows details of the Company’s financing arrangements as at 31 December 2021:

£ millions	Facility amount	Amount outstanding	Undrawn amount
£400m 5.000% Senior Notes due Feb 2022	400	400	—
£400m 3.875% Senior Notes due Mar 2023	400	400	—
$500m 5.625% Senior Notes due Feb 2023	370	370	—
$700m 7.750% Senior Notes due Oct 2025	518	518	—
$500m 4.500% Senior Notes due Oct 2027	370	370	—
$650m 5.875% Senior Notes due Jan 2028	481	481	—
€650m 2.200% Senior Notes due Jan 2024	544	544	—
€500m 5.875% Senior Notes due Nov 2024	419	419	—
€500m 6.875% Senior Notes due Nov 2026	419	419	—
€500m 4.500% Senior Notes due Jul 2028	419	419	—
$500m 5.500% Senior Notes due Jul 2029	370	370	—
€500m 4.500% Senior Notes due Jan 2026	419	419	—
$800m Syndicated Loan due Jan 2025	592	592	—
$200m Syndicated Loan due Oct 2022	148	148	—
China RMB 5,000m revolving facility due Jun 2023[1]	581	581	—
UKEF amortising loan due Oct 2024	354	354	—
UKEF amortising loan due Dec 2026	625	625	—
Revolving credit facility[2]	2,015	—	2,015
Finance lease obligations[3]	584	584	—

Subtotal	10,028	8,013	2,015

Other[4]	60	60	—
Prepaid costs	(40)	(40)	—
Fair value adjustments[5]	(23)	(23)	—

Total	10,025	8,010	2,015

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review
[2]	Revolving credit facility expires in July 2022. A £1.5b forward start facility is in place from that date and expires in March 2024.
[3]	Lease obligations accounted for as debt under IFRS 16
[4]	Primarily an advance as part of a sale and leaseback transaction as well as parts factoring in China
[5]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 24-27 of the Annual Report 2020-21 of the Group (available at https://www.jaguarlandrover.com/annual-report-2021) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2020-21 are competitive business efficiency, environmental regulations and compliance, supply chain disruptions, global economic and geopolitical environment, distribution channels/retailer performance, IT systems and security, manufacturing operations, brand positioning, rapid technology change and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q3 FY22.

Off-balance sheet financial arrangements

At 31 December 2021, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £95 million equivalent of receivables under a $499.975 million invoice discounting facility signed in March 2021.

Post balance sheet items

There were no material post balance sheet items in Q3 FY22.

Related party transactions

Related party transactions for Q3 FY22 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 31 of this Interim Report. There have been no material changes to the related party transactions described in the latest Annual Report.

Personnel

At 31 December 2021, Jaguar Land Rover employed 34,900 people worldwide, including agency personnel, compared to 36,285 at 31  December 2020.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Thierry Bolloré	Chief Executive Officer and Director	2020

Prof Sir Ralf D Speth*	Vice Chairman and Director	2020

Andrew M. Robb	Director	2009

Nasser Mukhtar Munjee	Director	2012

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

*	Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Condensed Consolidated Income Statement

		Three months ended		Nine months ended
£ millions	Note	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Revenue	4	4,716	5,982	13,553	13,193
Material and other cost of sales		(2,783)	(3,742)	(8,432)	(8,270)
Employee costs		(561)	(595)	(1,666)	(1,522)
Other expenses	8	(981)	(913)	(2,760)	(2,531)
Exceptional items		—	(37)	—	(37)
Engineering costs capitalised	5	106	192	357	570
Other income	6	49	58	157	139
Depreciation and amortisation		(483)	(515)	(1,435)	(1,475)
Foreign exchange gain and fair value adjustments		37	107	90	223
Finance income	7	2	2	5	9
Finance expense (net)	7	(97)	(67)	(269)	(176)
Share of loss of equity accounted investments		(14)	(33)	(21)	(32)

(Loss)/profit before tax		(9)	439	(421)	91

Income tax expense		(58)	(88)	(313)	(271)

(Loss)/profit for the period		(67)	351	(734)	(180)

Attributable to:
Owners of the Company		(67)	351	(731)	(180)
Non-controlling interests		—	—	(3)	—

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
(Loss)/profit for the period	(67)	351	(734)	(180)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	157	(229)	95	(1,176)
Income tax related to items that will not be reclassified	(39)	43	61	223

	118	(186)	156	(953)

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on cash flow hedges (net)	(122)	309	(467)	634
Currency translation differences	(13)	(17)	6	(2)
Income tax related to items that may be reclassified	28	(58)	100	(120)

	(107)	234	(361)	512

Other comprehensive income/(expense) net of tax	11	48	(205)	(441)

Total comprehensive (expense)/income attributable to shareholder	(56)	399	(939)	(621)

Attributable to:
Owners of the Company	(56)	399	(936)	(621)
Non-controlling interests	—	—	(3)	—

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	31 December 2021	31 March 2021	31 December 2020
Non-current assets
Investments in equity accounted investees		308	316	328
Other non-current investments		29	22	23
Other financial assets	10	188	341	388
Property, plant and equipment	14	6,381	6,461	6,975
Intangible assets	14	5,024	5,387	6,139
Right-of-use assets		592	543	522
Other non-current assets	12	77	32	80
Deferred tax assets		376	397	437

Total non-current assets		12,975	13,499	14,892

Current assets
Cash and cash equivalents		4,273	3,778	3,637
Short-term deposits and other investments		207	1,004	859
Trade receivables		682	863	572
Other financial assets	10	435	477	390
Inventories	11	2,484	3,022	3,080
Other current assets	12	556	448	392
Current tax assets		28	80	34
Assets classified as held for sale		26	—	—

Total current assets		8,691	9,672	8,964

Total assets		21,666	23,171	23,856

Current liabilities
Accounts payable		4,524	6,308	5,547
Short-term borrowings	18	1,403	1,206	1,123
Other financial liabilities	15	839	746	658
Provisions	16	1,080	1,161	864
Other current liabilities	17	641	638	895
Current tax liabilities		113	100	153
Liabilities directly associated with assets classified as held for sale		12	—	—

Total current liabilities		8,612	10,159	9,240

Non-current liabilities
Long-term borrowings	18	6,023	4,972	5,551
Other financial liabilities	15	717	625	525
Provisions	16	1,113	1,188	1,193
Retirement benefit obligation	22	257	387	827
Other non-current liabilities	17	414	461	467
Deferred tax liabilities		123	116	121

Total non-current liabilities		8,647	7,749	8,684

Total liabilities		17,259	17,908	17,924

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	20	2,733	3,586	4,256

Equity attributable to shareholders		4,401	5,254	5,924

Non-controlling interests		6	9	8

Total equity		4,407	5,263	5,932

Total liabilities and equity		21,666	23,171	23,856

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 31 January 2022.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2021	1,501	167	3,586	5,254	9	5,263
Loss for the period	—	—	(731)	(731)	(3)	(734)
Other comprehensive expense for the period	—	—	(205)	(205)	—	(205)

Total comprehensive expense	—	—	(936)	(936)	(3)	(939)

Amounts removed from hedge reserve and recognised in inventory	—	—	103	103	—	103
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(20)	(20)	—	(20)

Balance at 31 December 2021	1,501	167	2,733	4,401	6	4,407

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2020	1,501	167	4,880	6,548	8	6,556
Loss for the period	—	—	(180)	(180)	—	(180)
Other comprehensive expense for the year	—	—	(441)	(441)	—	(441)

Total comprehensive expense	—	—	(621)	(621)	—	(621)

Amounts removed from hedge reserve and recognised in inventory	—	—	(3)	(3)	—	(3)

Balance at 31 December 2020	1,501	167	4,256	5,924	8	5,932

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Nine months ended
£ millions	Note	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Cash flows from operating activities
Cash generated from/(used in) operations	25	503	1,207	(176)	1,212
Income tax refund/(paid)		53	(13)	(74)	(110)

Net cash generated from/(used in) operating activities		556	1,194	(250)	1,102

Cash flows from investing activities
Purchases of other investments		(2)	(2)	(4)	(2)
Proceeds from sale of other investments		—	—	—	22
Investment in other restricted deposits		(4)	(2)	(26)	(23)
Redemption of other restricted deposits		16	11	34	35
Movements in other restricted deposits		12	9	8	12
Investment in short-term deposits and other investments		(205)	(879)	(931)	(2,425)
Redemption of short-term deposits and other investments		255	257	1,727	2,931
Movements in short-term deposits and other investments		50	(622)	796	506
Purchases of property, plant and equipment		(137)	(385)	(545)	(836)
Proceeds from sale of property, plant and equipment		—	4	4	5
Net cash outflow relating to intangible asset expenditure		(162)	(169)	(420)	(591)
Finance income received		2	3	6	13

Net cash used in investing activities		(237)	(1,162)	(155)	(871)

Cash flows from financing activities
Finance expenses and fees paid		(95)	(85)	(291)	(238)
Proceeds from issuance of short-term borrowings		35	37	659	891
Repayment of short-term borrowings		(33)	(36)	(653)	(288)
Proceeds from issuance of long-term borrowings		625	1,034	1,437	1,034
Repayment of long-term borrowings		(61)	(32)	(204)	(94)
Payments of lease obligations		(18)	(19)	(54)	(59)

Net cash generated from financing activities		453	899	894	1,246

Net increase in cash and cash equivalents		772	931	489	1,477
Cash and cash equivalents at beginning of period		3,537	2,790	3,778	2,271
Cash reclassified as held for sale		—	—	(16)	—
Effect of foreign exchange on cash and cash equivalents		(36)	(84)	22	(111)

Cash and cash equivalents at end of period		4,273	3,637	4,273	3,637

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted for use in the UK. The balance sheet and accompanying notes as at 31 December 2020 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2021, which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2021.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2021, as described in those financial statements.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2021.

Going concern

The Condensed Interim Financial Statements have been prepared on a going concern basis.

The Directors have assessed the financial position of the Group as at 31 December 2021, and the projected cash flows of the Group for the 12 month period from the date of authorisation of the condensed, consolidated interim financial statements (the ‘going concern assessment period’).

The Group had available liquidity of £6.5 billion at 31 December 2021, including £4.5 billion of cash and the Group’s £2.0 billion revolving credit facility. In December 2021, the Group entered into and drew down in full a £625 million amortising loan facility backed by a £500 million guarantee from UK Export Finance (‘UKEF’). Within the going concern assessment period there is a £1 billion minimum quarter-end liquidity covenant attached to the Group’s UKEF loans for the entire period and to the RCF facility from July 2022.

The Group has modelled two main scenarios in its assessment of going concern: a base case and a severe but plausible (‘SBP’) downside scenario for the period up to January 2023.

The base case for the period 31 January 2022 to 31 March 2022 uses an updated version of the assumptions used in the Group’s assessment as at 31 March 2021. The base case for the period from 1 April 2022 to 31 January 2023 is based on the Group’s approved five-year business plan.

The base case takes into account the continued supply chain challenges related to semiconductor shortages. The semiconductor shortage is expected to continue through 2022 but gradually improve as capacity within the supply base increases, while the Group is also engaging with first-tier suppliers and directly with the chip manufacturers to secure supply longer-term. The base case assumes, an improvement in wholesale volumes in the going concern assessment period compared to the previous twelve months, and proactive management of semiconductor supplies to maximise production of higher margin products.

Details of the scenarios and assumptions used in the assessment as at 31 March 2021 are set out in the directors’ report of the Group’s Annual Report for the year ended 31 March 2021.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern (continued)

The SBP scenario models the impact on wholesale volumes and mix of the most severe continuation of supply constraints that the Group considers to be plausible. The SBP scenario assumes a delay in supply recovery resulting in quarterly wholesale volumes for Q4 FY22 at similar levels to Q3 FY22 followed by gradual easing of shortages throughout FY23.

Wholesale volumes in the SBP scenario are approximately 19% lower than volumes in the Group’s base scenario.

The SBP downside scenario reflects the continuing impact of semiconductor shortages on production, as well as improved pandemic containment measures by the Group and global actions such as vaccine rollouts that would reduce the impact of a repeat pandemic.

In addition, reverse stress testing has also been performed. A scenario in which covenants are breached requires a significant decline in sales volumes beyond the SBP scenario modelled. Such a scenario is considered not to be plausible and excludes the impact of mitigating actions.

The Group forecasts sufficient funds in its base going concern scenario and SBP scenario to meet its liabilities as they fall due throughout the going concern assessment period, without breaching any relevant covenants nor the need for any mitigating actions, new funding, or drawing on its RCF facility. Consequently, the directors consider that adequate resources exist for the Group to continue operating for the going concern assessment period. Accordingly, the directors continue to adopt the going concern basis in preparing these consolidated financial statements.

2	Government grants

Employee costs for the three and nine month periods ended 31 December 2021 are net of government grants received in relation to employees placed on furlough under the Coronavirus Job Retention Scheme of £nil and £14 million respectively (three and nine month periods ended 31 December 2020: £5 million and £182 million respectively).

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales (units) made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales (units) made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

Adjusted EBIT and Adjusted EBITDA

		Three months ended		Nine months ended
£ millions	Note	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Adjusted EBITDA		565	946	1,297	1,529
Depreciation and amortisation		(483)	(515)	(1,435)	(1,475)
Share of loss of equity accounted investments		(14)	(33)	(21)	(32)

Adjusted EBIT		68	398	(159)	22

Foreign exchange (loss)/gain on derivatives		(7)	7	(10)	10
Unrealised (loss)/gain on commodities		(17)	36	(18)	101
Foreign exchange and fair value gain/(loss) on loans		70	160	(24)	203
Foreign exchange (loss)/gain on economic hedges of loans		(37)	(83)	42	(55)
Foreign exchange gain on balance sheet, cash and deposits revaluation		8	24	8	8
Finance income	7	2	2	5	9
Finance expense (net)	7	(97)	(67)	(269)	(176)
Fair value gain/(loss) on equity investments		1	(1)	4	6

(Loss)/profit before tax and exceptional items		(9)	476	(421)	128

Exceptional items		—	(37)	—	(37)

(Loss)/profit before tax		(9)	439	(421)	91

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Net cash generated from/(used in) operating activities	556	1,194	(250)	1,102
Purchases of property, plant and equipment	(137)	(385)	(545)	(836)
Net cash outflow relating to intangible asset expenditure	(162)	(169)	(420)	(591)
Proceeds from sale of property, plant and equipment	—	4	4	5
Finance expenses and fees paid	(95)	(85)	(291)	(238)
Finance income received	2	3	6	13

Free cash flow	164	562	(1,496)	(545)

Total product and other investment

		Three months ended		Nine months ended
£ millions	Note	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Purchases of property, plant and equipment		137	385	545	836
Net cash outflow relating to intangible asset expenditure		162	169	420	591
Engineering costs expensed	5	211	119	598	325
Purchases of other investments		2	2	4	2

Total product and other investment		512	675	1,567	1,754

In accordance with the definition of total product and other investment set out on page 14, “Engineering costs expensed” for the three and nine month periods ended 31 December 2021 include £nil and £1 million respectively (three and nine month periods ended 31 December 2020: £4 million and £44 million) of employee costs in relation to employees placed on furlough under the UK Coronavirus Job Retention Scheme. “Engineering costs expensed” excludes the impacts of grants received.

Total cash and cash equivalents, deposits and investments

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Cash and cash equivalents	4,273	3,778	3,637
Short-term deposits and other investments	207	1,004	859

Total cash and cash equivalents, deposits and investments	4,480	4,782	4,496

Available liquidity

As at (£ millions)	Note	31 December 2021	31 March 2021	31 December 2020
Cash and cash equivalents		4,273	3,778	3,637
Short-term deposits and other investments		207	1,004	859
Committed undrawn credit facilities	18	2,015	1,938	1,938

Available liquidity		6,495	6,720	6,434

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Net debt

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Cash and cash equivalents	4,273	3,778	3,637
Short-term deposits and other investments	207	1,004	859
Interest-bearing loans and borrowings	(8,010)	(6,697)	(7,174)

Net debt	(3,530)	(1,915)	(2,678)

Retails and wholesales

	Three months ended		Nine months ended
Units	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Retail sales	80,126	128,469	297,373	316,105

Wholesales*	69,182	102,580	217,656	224,943

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q3 FY22: 13,928 units, Q3 FY21: 17,078 units, Q3 YTD FY22: 40,846 units, Q3 YTD FY21: 51,507 units.

Notes (forming part of the condensed consolidated interim financial statements)

4	Disaggregation of revenue

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Revenue recognised for sales of vehicles, parts and accessories	4,430	5,739	12,685	12,564
Revenue recognised for services transferred	76	72	229	234
Revenue - other	194	200	568	519

Total revenue excluding realised revenue hedges	4,700	6,011	13,482	13,317

Realised revenue hedges	16	(29)	71	(124)

Total revenue	4,716	5,982	13,553	13,193

5	Engineering costs capitalised

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Total engineering costs incurred	317	311	955	895
Engineering costs expensed	(211)	(119)	(598)	(325)

Engineering costs capitalised	106	192	357	570

Interest capitalised in engineering costs capitalised	9	21	36	73
Research and development grants capitalised	(51)	(19)	(70)	(35)

Total internally developed intangible additions	64	194	323	608

6	Other income

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Grant income	19	28	34	63
Commissions	4	2	10	13
Other	26	28	113	63

Total other income	49	58	157	139

7	Finance income and expense

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Finance income	2	2	5	9

Total finance income	2	2	5	9

Interest expense on lease liabilities	(11)	(10)	(34)	(32)
Total interest expense on financial liabilities measured at amortised cost other than lease liabilities	(96)	(79)	(273)	(218)
Interest income on derivatives designated as a fair value hedge of financial liabilities	2	2	6	5
Unwind of discount on provisions	(2)	(4)	(7)	(12)
Interest capitalised	10	24	39	81

Total finance expense (net)	(97)	(67)	(269)	(176)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine month period ended 31 December 2021 was 4.6% (nine month period ended 31 December 2020: 4.3%).

Notes (forming part of the condensed consolidated interim financial statements)

8	Other expenses

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Stores, spare parts and tools	22	25	63	66
Freight cost	125	154	350	341
Works, operations and other costs	463	412	1,377	1,267
Power and fuel	50	21	100	48
Write-down of intangible assets	—	—	9	41
Product warranty	217	172	562	489
Publicity	104	129	299	279

Total other expenses	981	913	2,760	2,531

9	Allowances for trade and other receivables

	Nine months ended
£ millions	31 December 2021	31 December 2020
At beginning of period	6	11
Charged during the period	4	6
Receivables written off as uncollectible	(1)	(8)
Unused amounts reversed	(1)	(1)

At end of period	8	8

10	Other financial assets

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Non-current
Restricted cash	9	8	6
Derivative financial instruments	100	249	293
Warranty reimbursement and other receivables	66	73	84
Other	13	11	5

Total non-current other financial assets	188	341	388

Current
Restricted cash	4	12	2
Derivative financial instruments	216	281	217
Warranty reimbursement and other receivables	84	70	73
Accrued income	56	26	8
Other	75	88	90

Total current other financial assets	435	477	390

Notes (forming part of the condensed consolidated interim financial statements)

11	Inventories

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Raw materials and consumables	91	110	128
Work-in-progress	442	371	479
Finished goods	1,928	2,525	2,474
Inventory basis adjustment	23	16	(1)

Total inventories	2,484	3,022	3,080

12	Other assets

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Non-current
Prepaid expenses	26	17	16
Research and development credit	40	4	51
Other	11	11	13

Total non-current other assets	77	32	80

Current
Recoverable VAT	285	200	221
Prepaid expenses	189	120	120
Research and development credit	64	104	33
Other	18	24	18

Total current other assets	556	448	392

13	Taxation

Recognised in the income statement

Income tax for the nine month periods ended 31 December 2021 and 31 December 2020 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

Despite a loss in the nine month period ended 31 December 2021, a tax charge of £313 million was incurred as a result of the Group’s inability to recognise UK deferred tax assets arising in the period due to the Group’s current UK loss profile and non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves, £91 million of which arises in consequence of the recently announced increase in future UK corporation tax rate to 25% from 1 April 2023 (currently 19%).

14	Capital expenditure

Capital expenditure on property, plant and equipment and intangible assets was £582 million and £384 million respectively in the nine month period ended 31 December 2021 (nine month period ended 31 December 2020: £833 million and £629 million respectively). There were no material disposals or changes in the use of assets.

Notes (forming part of the condensed consolidated interim financial statements)

15	Other financial liabilities

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Current
Lease obligations	60	65	63
Interest accrued	103	84	73
Derivative financial instruments	351	238	162
Liability for vehicles sold under a repurchase arrangement	325	359	360

Total current other financial liabilities	839	746	658

Non-current
Lease obligations	524	454	437
Derivative financial instruments	191	169	88
Other	2	2	—

Total non-current other financial liabilities	717	625	525

16	Provisions

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Current
Product warranty	620	643	648
Legal and product liability	233	198	154
Provision for residual risk	22	24	29
Provision for environmental liability	2	3	4
Other employee benefits obligations	—	10	8
Restructuring	203	283	21

Total current provisions	1,080	1,161	864

Non-current
Product warranty	1,007	1,042	1,035
Legal and product liability	53	71	71
Provision for residual risk	27	42	56
Provision for environmental liability	23	23	21
Other employee benefits obligations	3	10	10

Total non-current provisions	1,113	1,188	1,193

£ millions	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2021	1,685	269	66	26	20	283	2,349
Provisions made during the period	549	217	4	1	2	46	819
Provisions used during the period	(550)	(71)	—	(1)	(14)	(124)	(760)
Unused amounts reversed in the period	(64)	(129)	(20)	(1)	(4)	(2)	(220)
Impact of unwind of discounting	7	—	—	—	—	—	7
Foreign currency translation	—	—	(1)	—	(1)	—	(2)

Balance at 31 December 2021	1,627	286	49	25	3	203	2,193

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions (continued)

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, retailer terminations, employment cases, personal injury claims and compliance with emission and battery disposal regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Restructuring provision

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ended 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group’s Reimagine strategy.

The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties, with the likely range of outcomes not being materially different to the amount recorded.

17	Other liabilities

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Current
Liabilities for advances received	67	61	96
Ongoing service obligations	283	315	322
VAT	98	122	271
Other taxes payable	182	120	184
Other	11	20	22

Total current other liabilities	641	638	895

Non-current
Ongoing service obligations	405	451	445
Other	9	10	22

Total non-current other liabilities	414	461	467

Notes (forming part of the condensed consolidated interim financial statements)

18	Interest bearing loans and borrowings

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Short-term borrowings
Bank loans	606	572	588
Current portion of long-term EURO MTF listed debt	400	399	300
Current portion of long-term loans	397	235	235

Short-term borrowings	1,403	1,206	1,123

Long-term borrowings
EURO MTF listed debt	4,683	3,921	4,464
Bank loans	1,306	1,037	1,073
Other unsecured	34	14	14

Long-term borrowings	6,023	4,972	5,551

Lease obligations	584	519	500

Total debt	8,010	6,697	7,174

Undrawn facilities

As at 31 December 2021, the Group has a fully undrawn revolving credit facility of £2,015 million (31 March 2021: £1,935 million, 31 December 2020: £1,935 million). This facility is available in full until July 2022, with £1.5 billion available between July 2022 and March 2024. The group fleet buyback facility matured in December 2021 and had £3 million undrawn on this facility as at 31 March 2021 and 31 December 2020.

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 36 to the annual consolidated financial statements for the year ended 31 March 2021.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	31 December 2021		31 March 2021		31 December 2020
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	4,273	4,273	3,778	3,778	3,637	3,637
Short-term deposits and other investments	207	207	1,004	1,004	859	859
Trade receivables	682	682	863	863	572	572
Non-equity accounted investments	29	29	22	22	23	23
Other financial assets - current	435	435	477	477	390	390
Other financial assets - non-current	188	188	341	341	388	388

Total financial assets	5,814	5,814	6,485	6,485	5,869	5,869

Accounts payable	4,524	4,524	6,308	6,308	5,547	5,547
Short-term borrowings	1,403	1,407	1,206	1,217	1,123	1,125
Long-term borrowings	6,023	6,239	4,972	5,136	5,551	5,540
Other financial liabilities - current	839	839	746	746	658	658
Other financial liabilities - non-current	717	795	625	688	525	635

Total financial liabilities	13,506	13,804	13,857	14,095	13,404	13,505

Notes (forming part of the condensed consolidated interim financial statements)

20	Other reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2021	(357)	136	1	3,806	3,586
Loss for the period	—	—	—	(731)	(731)
Remeasurement of defined benefit obligation	—	—	—	95	95
Loss on effective cash flow hedges	—	(382)	(6)	—	(388)
Income tax related to items recognised in other comprehensive income	—	83	2	61	146
Cash flow hedges reclassified to profit and loss	—	(65)	(14)	—	(79)
Income tax related to items reclassified to profit or loss	—	12	3	—	15
Amounts removed from hedge reserve and recognised in inventory	—	93	10	—	103
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(18)	(2)	—	(20)
Currency translation differences	6	—	—	—	6

Balance at 31 December 2021	(351)	(141)	(6)	3,231	2,733

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2020	(316)	(286)	(33)	5,515	4,880
Loss for the period	—	—	—	(180)	(180)
Remeasurement of defined benefit obligation	—	—	—	(1,176)	(1,176)
Gain on effective cash flow hedges	—	480	33	—	513
Income tax related to items recognised in other comprehensive income	—	(91)	(6)	223	126
Cash flow hedges reclassified to profit and loss	—	126	(5)	—	121
Income tax related to items reclassified to profit or loss	—	(24)	1	—	(23)
Amounts removed from hedge reserve and recognised in inventory	—	(11)	8	—	(3)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	2	(2)	—	—
Currency translation differences	(2)	—	—	—	(2)

Balance at 31 December 2020	(318)	196	(4)	4,382	4,256

21	Dividends

During the three and nine month periods ended 31 December 2021 and 31 December 2020, no ordinary share dividends were proposed or paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following tables set out disclosures pertaining to the retirement benefit amounts recognised in the consolidated financial statements.

	Nine months ended
£ millions	31 December 2021	31 December 2020
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of period	8,432	7,788
Current service cost	89	94
Past service cost	—	9
Interest expense	132	129
Actuarial losses arising from:
Changes in demographic assumptions	26	—
Changes in financial assumptions	600	1,894
Experience adjustments	(19)	13
Exchange differences on foreign schemes	(1)	—
Member contributions	2	1
Benefits paid	(378)	(328)

Defined benefit obligation at end of period	8,883	9,600

Change in fair value of scheme assets
Fair value of schemes’ assets at beginning of period	8,045	8,168
Interest income	128	135
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	702	731
Administrative expenses	(26)	(21)
Exchange differences on foreign schemes	—	1
Employer contributions	153	86
Member contributions	2	1
Benefits paid	(378)	(328)

Fair value of schemes’ assets at end of period	8,626	8,773

The assumptions used in accounting for the pension plans in the periods is set out below:

Nine months ended	31 December 2021	31 December 2020
Discount rate	1.8%	1.4%
Expected rate of increase in benefit revaluation of covered employees	2.2%	2.0%
RPI inflation rate	3.2%	2.9%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Present value of defined benefit obligations	(8,883)	(8,432)	(9,600)
Fair value of schemes’ assets	8,626	8,045	8,773

Net liability	(257)	(387)	(827)

Non-current liabilities	(257)	(387)	(827)

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 31 December 2021 the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members.

For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent has been used for male members and scaling factors of 91 per cent to 96 per cent has been used for female members.

For the valuations at 31 March 2021 the mortality assumptions used were the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent were used for male members and scaling factors of 101 per cent to 112 per cent were used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent were used for male members and scaling factors of 101 per cent to 109 per cent were used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent was used for male members and a scaling factor of 84 per cent was used for female members.

At each date there is an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

For the valuations at 31 December 2020, the mortality assumptions used were the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 111 per cent to 117 per cent for males and 101 per cent to 112 per cent for females were used for the Jaguar Pension Plan, 107 per cent to 111 per cent for males and 101 per cent to 109 per cent for females for the Land Rover Pension Scheme, and 94 per cent for males and 84 per cent for females for the Jaguar Executive Pension Plan. There was an allowance for future improvements in line with the CMI (2019) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Litigation and product related matters	22	23	34
Other taxes and duties	60	50	49
Commitments:
- Plant and equipment	665	862	1,103
- Intangible assets	15	16	17
- Other	495	270	212
Pledged as collateral/security against the borrowings and commitments:
- Inventory	—	138	138
- Trade receivables	25	19	26
- Other financial assets	13	13	7

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future and considers such events on a case-by-case basis as the relevant facts and circumstances materialise, provided it can reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets. Commitments and contingencies also includes other contingent liabilities, the timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 31 December 2021. The outstanding commitment of CNY 1,525 million translates to £177 million at the 31 December 2021 exchange rate.

At 31 December 2020, the outstanding commitment was CNY 1,525 million (£172 million at the 31 December 2020 exchange rate).

The Group’s share of capital commitments of its joint venture at 31 December 2021 is £15 million (31 March 2021: £42 million, 31 December 2020: £32 million) and contingent liabilities of its joint venture 31 December 2021 is £nil (31 March 2021: £nil, 31 December 2020: £nil).

Notes (forming part of the condensed consolidated interim financial statements)

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuances and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	31 December 2021	31 March 2021	31 December 2020
Short-term debt	1,463	1,271	1,186
Long-term debt	6,547	5,426	5,988

Total debt*	8,010	6,697	7,174

Equity attributable to shareholders	4,401	5,254	5,924

Total capital	12,411	11,951	13,098

*	Total debt includes lease obligations of £584 million (31 March 2021: £519 million, 31 December 2020: £500 million).

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement

Reconciliation of (loss)/profit for the period to cash used in operations

	Three months ended		Nine months ended
£ millions	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Cash flows from operating activities
(Loss)/profit for the period	(67)	351	(734)	(180)
Adjustments for:
Depreciation and amortisation	483	515	1,435	1,475
Write-down of tangible assets	3	—	3	—
Write-down of intangible assets	—	—	9	41
(Gain)/loss on disposal of assets	—	(2)	4	(5)
Foreign exchange and fair value (gain)/loss on loans	(70)	(160)	24	(203)
Income tax expense	58	88	313	271
Finance expense (net)	97	67	269	176
Finance income	(2)	(2)	(5)	(9)
Foreign exchange loss/(gain) on economic hedges of loans	37	83	(42)	55
Foreign exchange loss/(gain) on derivatives	7	(7)	10	(10)
Foreign exchange (gain)/loss on balance sheet revaluation	(45)	(130)	13	(147)
Foreign exchange loss on other restricted deposits	2	—	—	—
Foreign exchange loss on short-term deposits	1	22	1	28
Foreign exchange loss/(gain) on cash and cash equivalents	36	84	(22)	111
Unrealised loss/(gain) on commodities	17	(36)	18	(101)
Gain on matured revenue hedges	—	—	—	(6)
Share of loss of equity accounted investments	14	33	21	32
Fair value (gain)/loss on equity investments	(1)	1	(4)	(6)
Exceptional items	—	37	—	37
Other non-cash adjustments	—	(1)	1	(3)

Cash flows from operating activities before changes in assets and liabilities	570	943	1,314	1,556

Trade receivables	(153)	107	181	252
Other financial assets	(27)	(22)	(25)	18
Other current assets	(167)	74	(118)	84
Inventories	(28)	(55)	545	384
Other non-current assets	38	(15)	38	375
Accounts payable	242	139	(1,772)	(842)
Other current liabilities	156	158	8	189
Other financial liabilities	(25)	(45)	(50)	(126)
Other non-current liabilities and retirement benefit obligation	(17)	(6)	(81)	(452)
Provisions	(86)	(71)	(216)	(226)

Cash generated from/(used in) operations	503	1,207	(176)	1,212

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

£ millions	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2020	526	4,817	541	5,884
Proceeds from issue of financing	891	1,034	—	1,925
Issue of new leases	—	—	25	25
Repayment of financing	(382)	—	(91)	(473)
Interest accrued	—	—	32	32
Reclassification of long-term debt	94	(94)	—	—
Foreign exchange	(6)	(187)	(7)	(200)
Arrangement fees paid	—	(11)	—	(11)
Fee amortisation	—	7	—	7
Fair value adjustment on loans	—	(15)	—	(15)

Balance at 31 December 2020	1,123	5,551	500	7,174

Balance at 1 April 2021	1,206	4,972	519	6,697
Proceeds from issue of financing	659	1,437	—	2,096
Issue of new leases	—	—	115	115
Repayment of financing	(857)	—	(88)	(945)
Interest accrued	—	—	34	34
Reclassification of long-term debt	368	(368)	—	—
Foreign exchange	27	10	4	41
Arrangement fees paid	—	(13)	—	(13)
Fee amortisation	—	8	—	8
Fair value adjustment on loans	—	(23)	—	(23)

Balance at 31 December 2021	1,403	6,023	584	8,010

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

Nine months ended 31 December 2021 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	212	—	1	19
Purchase of goods	—	—	—	61
Services received	—	—	112	54
Services rendered	46	—	—	1
Trade and other receivables	36	—	—	19
Accounts payable	—	—	16	27

Nine months ended 31 December 2020 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	228	—	2	6
Purchase of goods	—	—	—	55
Services received	—	1	92	48
Services rendered	60	—	—	—
Trade and other receivables	31	—	1	6
Accounts payable	—	—	13	37

Compensation of key management personnel

	Nine months ended
£ millions	31 December 2021	31 December 2020
Key management personnel remuneration	16	12